SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 21, 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X                          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release  UPDATED TERMS OF THE PROPOSED RIGHTS OFFER AND RENEWAL OF
                                      CAUTIONARY ANNOUNCEMENT

Regulatory announcement
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
This is not an offer for the sale of securities. Not for release or distribution in or into the United States
UPDATED TERMS OF THE PROPOSED RIGHTS OFFER AND RENEWAL OF CAUTIONARY ANNOUNCEMENT
1.       Introduction
Shareholders were advised in an AngloGold Ashanti announcement on 6 May 2008 that AngloGold Ashanti intended proceeding, subject to certain conditions, with an approximate one-for-four renounceable rights offer, which would result in AngloGold Ashanti issuing approximately 69.4 million ordinary shares in the capital of AngloGold Ashanti at a minimum share price of ZAR172.00, raising approximately ZAR11.9 billion
(US$1.6 billion based on an exchange rate of ZAR7.56/US$1 on 5 May 2008).
2.
Updated terms of proposed rights offer
AngloGold Ashanti has now finalised the terms of the proposed rights offer and is seeking to raise approximately ZAR13.48 billion (US$1.77 billion based on an exchange rate of ZAR7.63/US$1 on 20 May
2008) via a renounceable rights offer of 69,470,442 new ordinary shares of 25 cents each (“rights offer shares”) to
AngloGold Ashanti ordinary and E ordinary shareholders (AngloGold Ashanti shares”) at a subscription price of
ZAR194.00 per rights offer share (“subscription price”) and in the ratio of 24.6403 rights offer shares for every 100
AngloGold Ashanti shares held (“proposed rights offer”).
The subscription price is at a discount of 36.1% to the closing price of AngloGold Ashanti ordinary shares on 20 May 2008
(being the last practicable date prior to the finalisation of the subscription price) of ZAR303.79 and at a discount of 31.2% to the theoretical ex-rights price of an ordinary share of ZAR281.83 on the same day.
3.
Conditions precedent to the proposed rights offer
The conditions precedent to the proposed rights offer as at the date of this announcement include:
·     the granting of a general authority to the directors to allot and issue up to a maximum of 71 million additional shares in the authorised but unissued share capital of AngloGold Ashanti at a general meeting to be held on 22 May 2008; and
·     the registration of the rights offer circular and other requisite documents by the Registrar of
      Companies.
4.
Documentation and further announcement
If the conditions precedent to the proposed rights offer are met, full details of the rights offer, including the financial effects, will be provided to shareholders outside of the United States in the rights offer circular to be posted to shareholders outside of the United States in due course. In the United States, the proposed rights offer is intended to be made pursuant to a registration statement on Form F-3 on file with the U.S. Securities and
Exchange Commission and the related U.S. prospectus. The U.S. prospectus will be posted to shareholders and holders of AngloGold Ashanti American Depositary Shares (“ADSs”) in the United States in due course.
If the conditions precedent to the proposed rights offer are met, the final terms of the rights offer are expected to be announced on or about 23 May 2008.

5.
Renewal of cautionary announcement
The proposed rights offer may have a material effect on AngloGold Ashanti securities and shareholders are accordingly advised to exercise caution when dealing in AngloGold Ashanti securities until a further announcement is made.
Johannesburg
21 May 2008
Financial adviser: UBS Limited
Underwriters and bookrunners: Goldman Sachs International and UBS Limited
Underwriter and lead manager: Morgan Stanley & Co. International plc
Underwriter and co-manager: J.P. Morgan Securities Ltd.
South African legal advisers: Taback and Associates (Pty) Limited
United States of America and United Kingdom legal advisers: Shearman & Sterling LLP
Australian legal advisers: Allens Arthur Robinson
Ghanaian legal advisers: JLD&MB Legal Consultancy
Underwriters’ South African legal advisers: Bowman Gilfillan Inc.
Underwriters’ United States of America legal advisers: Davis Polk & Wardwell
Reporting accountants and auditors: Ernst & Young Inc
JSE Independent transaction sponsor: The Standard Bank of South Africa Limited
JSE sponsor: UBS South Africa (Pty) Limited
Ghanaian sponsoring broker: Merban Stockbrokers Limited
Goldman Sachs International, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd., which are regulated in the United Kingdom by the Financial Services Authority, are acting for AngloGold Ashanti and no-
one else in connection with the proposed rights offer and will not be responsible to anyone other than AngloGold
Ashanti for providing the protections afforded to clients of Goldman Sachs International, Morgan Stanley & Co.
International plc and J.P. Morgan Securities Ltd. nor for providing advice in connection with the proposed rights offer. UBS Limited is acting for AngloGold Ashanti and no-one else in connection with the proposed rights offer and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS Limited nor for providing advice in connection with the proposed rights offer.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The proposed rights offer described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are "Qualified Investors" within the meaning of Article 2(1)(e) of the European
Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the
EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the proposed rights offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as
"Relevant Persons"). The new shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any
member state of the EEA other than the United Kingdom, Qualified Investors. In addition, due to restrictions under securities laws, the proposed rights offer will not be available to persons who are residents in Japan. The proposed rights offer will also not be addressed to, or directed at, holders of AngloGold Ashanti GhDSs in Ghana or holders of AngloGold Ashanti CDIs who are resident outside of Australia.
AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein and intends to register the securities described herein for offer and sale in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus and a related prospectus supplement that form part of this registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements. Such prospectus may be obtained from AngloGold Ashanti at 76
Jeppe Street, Newtown, Johannesburg, South Africa.

This announcement includes "forward-looking information" within the meaning of Section 27A of the Securities
Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging position, including the extent and effect of the reduction; the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure; and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim",
"expect", "anticipate", "intend", "foresee", "forecast", "likely", "should", "planned", "may", "estimated", "potential"
or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended 31 December 2007, which was filed with the Securities and Exchange Commission on 19 May 2008 and,
when available, the rights offer circular. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
In connection with the proposed rights offer, the underwriters (or persons acting on behalf of any underwriters)
may engage in trading activities for the sole purpose of hedging their commitments under the underwriting agreement between AngloGold Ashanti and the underwriters. Such activity may include purchases and sales of securities of AngloGold Ashanti (including shares, ADSs, share rights and ADS rights, and derivatives related thereto) and related or other securities and instruments, short sales of AngloGold Ashanti securities, purchases in the open market to cover positions created by short sales, and the purchase and sale of over-the-counter derivatives and listed options and futures transactions. As a result of such activities, the price of such securities may be lower or higher than the price that might otherwise exist in the absence of such activities. If these activities are commenced, they may be discontinued at any time at the sole discretion of the underwriters and without notice.
Queries
South Africa
Tel:
Mobile:
E-mail:
Charles Carter (Investor Relations) +27 (0) 11 637-6385 +27 (0) 82 330 5373 cecarter@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)  +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com
Alan Fine (Media) +27 (0) 11 637-6383 +27 (0) 83 250 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
North
America
Tel:
Mobile:
E-mail:
Dan Gagnier (Sard Verbinnen & Co) +1-212-687-8080 +1 646-342-8087 dgagnier@sardverb.com
UK
and
Europe
Tel:
E-mail:
Rachel Hirst (Hogarth Partnership Ltd)   +44-207-357 9477
rhirst@hogarthpr.co.uk
Nick Denton (Hogarth Partnership Ltd)   +44-207-357 9477
ndenton@hogarthpr.co.uk

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 21, 2008
By:
/s/ L Eatwell________
Name:  L EATWELL
Title:    Company Secretary